EXHIBIT 99.1

Hydrogenics to Present at the LD Micro Growth Conference on December 5, 2012

MISSISSAUGA, Ontario, Nov. 28, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and power systems products, today announced that it will present at the LD Micro Growth Conference on December 5, 2012 at the Luxe Sunset Bel Air in Los Angeles. Management will review the Company's operations and growth strategy at 1:30 p.m. Pacific Time.

A live audio webcast of the presentation will be accessible via the Hydrogenics website. To hear the presentation and view related materials, please visit the website at www.hydrogenics.com. A replay will be available for ninety days.

Additional information can be found at www.ldmicro.com.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the U.S. and Canada.

CONTACT: Company Contacts:
         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3638
         bmotz@hydrogenics.com